02057952

PE 9-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **September, 2002**

Novogen Limited

(Translation of registrant's name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_______________.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date **9 September, 2002** By [signature]

*Print the name and title under the signature of the signing officer.

Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (7-91)

The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section I8 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-l2(d) [17 CFR 240.l2b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ASX & MEDIA RELEASE **9 SEPTEMBER 2002**

NOVOGEN'S CARDIO-VASCULAR DRUG PROGRAM "OUTSTANDING" IN FIRST HUMAN CLINICAL TRIAL

Pharmaceutical company Novogen Limited's NV-04 cardio-vascular drug program has demonstrated "outstanding" characteristics in its first human clinical trial.

This is the view of an independent research team from the Baker Heart Research Institute, in Melbourne, who have completed the first Phase 1 human clinical trial of the drug.

The objective of the trial was to determine the effects of NV-04 on widening of blood vessels (dilation).

Dilation enhances blood flow and can reduce blood pressure.

According to Dr Jaye Chin-Dusting, head of the Baker Institute Vascular Pharmacology Laboratory, who conducted the study at the Alfred Hospital, in Melbourne, the trial results have demonstrated outstanding potency of the drug and reproducibility in arterial dilation by enhancing the biochemical activities within the blood vessel wall.

"In this study six out of six subjects responded favourably in that intra-arterial administration of the drug led to significant increase in blood flow," Dr Chin-Dusting said.

"These data are consistent with previous results conducted by the Baker team which demonstrated that compounds in the NV-04 program promote blood vessel relaxation, act as antioxidants and inhibit smooth muscle cell growth in blood vessels, factors contributing to build up of obstructive vascular plaques or atherosclerosis.

"Reduced dilation of arteries is part of the disease process in patients with heart disease, high blood cholesterol and diabetes.

"We expect to submit these findings for publication in a key medical journal as soon as possible," Dr Chin-Dusting said.

Novogen's Research Director, Professor Alan Husband, said the trial result represented a major milestone in the Novogen cardio-vascular drug program.

"We have demonstrated that the drug produces effects which are expected to be clinically relevant in improving cardiovascular function," Professor Husband said.

The NV04 drug program has already demonstrated significant benefits in animal studies, by effectively blocking the development of the types of lesions that are associated with the common forms of heart disease in humans.

"A particularly exciting outcome of this study," added Professor Husband. " is the fact that we are now seeing similar effects in humans."

"These compounds are expected to be sufficiently safe to be administered over long periods without side effects.

"The commercial potential is evident, with an estimated US$17.7 billion spent annually on cardiovascular drugs in the United States alone," Professor Husband said.

The NV-04 research effort has been assisted by an award of A$3.7 million through the Australian government's R&D START program.

ISSUED FOR	:	**NOVOGEN LIMITED**
LISTINGS	:	**ASX (CODE NRT), NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	:	**PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR** **MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED** **TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157